CONTACT: **Scott Anthony – Investor Relations**
(770) 989-3105

Laura Asman – Media Relations
(770) 989-3023

FOR IMMEDIATE RELEASE

COCA-COLA ENTERPRISES INC. REPORTS

THIRD-QUARTER 2003 RESULTS

- **Third-quarter 2003 earnings totaled 56 cents per diluted common share, including a favorable tax item totaling 1 cent per share.**

- **Total company volume rose 2½ percent for the quarter as volume grew ½ percent in North America and 10 percent in Europe.**

- **The Company has raised its full-year 2003 earnings guidance to a range of $1.31 to $1.33, including a facility sale and favorable tax items totaling 3 cents per share.**

ATLANTA, October 15, 2003 -- Coca-Cola Enterprises Inc. ("CCE") today reported third-quarter 2003 net income applicable to common shareowners of $259 million, or 56 cents per diluted common share, including the net benefit of 1 cent per share from tax items. For the first nine months of 2003, net income totaled $545 million, or $1.19 per diluted common share. Year-to-date results include 1 cent per diluted common share from the sale of a hot-fill manufacturing facility to The Coca-Cola Company, and net favorable tax items of 2 cents per diluted common share. Our 2003 results compare to third-quarter 2002 net income applicable to common shareowners of $190 million, or 42 cents per diluted common share, and $414 million or 91 cents per share for the first nine months of 2002.

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Foreign currency translations contributed 2 cents per diluted common share to earnings growth for the third quarter and 7 cents per diluted common share for the first nine months of 2003.

Third-quarter 2003 operating income grew 19 percent over prior year to $524 million. Operating income for the first nine months of 2003 grew to $1.23 billion, an increase of 11 percent over 2002 results. Operating income results for 2003 reflect strong year-over-year growth in Europe, meaningful pricing initiatives, and moderating operating expense trends in North America. Operating income for the first nine months includes $8 million attributable to the sale of a hot-fill production facility earlier this year.

"Our third-quarter results reflect our unwavering commitment to North American and European pricing improvement and our ability to successfully manage growth in operating expenses," said Lowry F. Kline, chairman and chief executive officer. "Based on our strong third quarter performance, which includes the continued benefits of favorable interest rates and currency translations, we have now increased our expectations for reported 2003 earnings per share to a range of $1.31 to $1.33."

Consolidated physical case bottle and can volume increased 2½ percent on a comparable* basis for the third quarter, and 2 percent for the first nine months. North American volume grew ½ percent in the third quarter partly due to strong sales of Dasani, growth in diet brands, including diet Vanilla Coke, and lemon-lime category growth from the introduction of Sprite Remix. This offset slower sales of flavored drinks, and the extraordinary volume generated by the introduction of Vanilla Coke in 2002. In Europe, record-setting hot weather for much of the quarter,

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* The calculation of comparable volume growth adjusts for acquisitions and one less selling day in the first nine months of 2003.

coupled with the success of new brand introductions and local marketing programs, resulted in a 10 percent volume increase during the third quarter. For the year, Europe's volume has grown more than 7½ percent. We estimate approximately 2 percent of Europe's year-to-date growth is attributable to this summer's heat.

"Throughout the year in North America, we've worked diligently to improve our pricing and will continue these efforts in the months ahead," said John R. Alm, president and chief operating officer. "These efforts are integral to our success, and as we move into 2004, we will implement expanded revenue management strategies, which include improving pricing consistency throughout our territories.

"Our enhanced revenue management focus will also include annual price initiatives that cover increases in costs and operating expenses and contribute to growth in our profitability," Mr. Alm said. "This more coordinated approach in the United States and Canada will help ensure that we fully capture the value created by our diverse and evolving brand portfolio, a portfolio that includes core Coca-Cola brands as well as highly successful newer brands such as Vanilla Coke, Dasani, and Minute Maid juice drinks.

"Throughout our European territories, we continue to create an increasingly stronger soft drink culture through execution against our core brands and new brand initiatives, such as Vanilla Coke and diet Vanilla Coke," Mr. Alm said. "Looking beyond the short-term benefit of Europe's unprecedented weather, per capita consumption continues to grow as we steadily improve our brand portfolio to respond to changing consumer tastes."

Third-quarter 2003 consolidated net pricing per case increased 2½ percent with growth in North America of 1½ percent, including rate increases of 2 percent. Pricing in Europe was up 3½ percent for the quarter. Year-to-date consolidated pricing growth of 2½ percent included North American growth of 2 percent and European growth of 2½ percent. Bottle and can cost of sales per case increased 1 percent in the third quarter and for the first nine months of 2003. All net pricing and cost of sales per case comparisons exclude the effects of currency translations. Please see the attached key operating information schedule for a reconciliation of reported and comparable operating statistics used in this release.

Full-Year 2003 Outlook

Full-year 2003 earnings per diluted common share are now expected in a range of $1.31 to $1.33, including favorable items totaling 3 cents per share. Full-year 2003 physical case bottle and can volume growth is expected to total 1 percent to 2 percent. Full-year 2003 North American volume is expected to be approximately flat versus prior year, with volume in Europe up approximately 5 percent to 6 percent. Operating income is expected to total $1.46 billion to $1.48 billion.

Our third-quarter conference call with analysts and investors will be webcast live over the Internet today at 10 a.m. (ET). The call can be accessed through our website at www.cokecce.com.

Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest marketer, distributor, and producer of bottle and can liquid nonalcoholic refreshment. Coca-Cola Enterprises sells approximately 80 percent of The Coca-Cola Company's bottle and can volume in North America and is the sole licensed bottler for products of The Coca-Cola Company in Belgium, continental France, Great Britain, Luxembourg, Monaco, and the Netherlands.

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Forward-Looking Statements

Included in this news release are forward-looking management comments and other statements that reflect management's current outlook for future periods. As always, these expectations are based on the currently available competitive, financial, and economic data along with our operating plans and are subject to future events and uncertainties. The forward-looking statements in this news release should be read in conjunction with the detailed cautionary statements found on page 73 of our 2002 Annual Report and on page 29 of the Company's Second-Quarter 2003 Form 10-Q.

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Coca-Cola Enterprises Inc.
Key Operating Information

	Third-Quarter 2003 Change			First Nine Months 2003 Change		
	Consolidated	North America	Europe	Consolidated	North America	Europe
Net Revenues Per Case						
Change in Net Revenues per Case	6.0 %	2.5 %	15.5 %	6.0 %	2.0 %	17.5 %
Impact of Excluding Post Mix Sales and Agency Sales	0.0 %	0.0 %	0.0 %	0.5 %	0.5 %	0.5 %
Bottle and Can Net Pricing Per Case[a]	**6.0 %**	**2.5 %**	**15.5 %**	**6.5 %**	**2.5 %**	**18.0 %**
Impact of Currency Exchange Rate Changes	(3.5)%	(1.0)%	(12.0)%	(4.0)%	(0.5)%	(15.5)%
Currency-Neutral Bottle and Can Net Pricing per Case[c]	**2.5 %**	**1.5 %**	**3.5 %**	**2.5 %**	**2.0 %**	**2.5 %**
Cost of Sales Per Case						
Change in Cost of Sales per Case	5.5 %	2.5 %	12.0 %	5.0 %	1.0 %	15.5 %
Impact of Excluding Bottle and Can Marketing Credits and Jumpstart Funding	(1.0)%	(1.5)%	0.0 %	(0.5)%	(0.5)%	0.5 %
Impact of Excluding Cost of Post Mix Sales and Agency Sales	0.5 %	0.5 %	0.0 %	1.0 %	0.5 %	0.0 %
Bottle and Can Cost of Sales Per Case[b]	**5.0 %**	**1.5 %**	**12.0 %**	**5.5 %**	**1.0 %**	**16.0 %**
Impact of Currency Exchange Rate Changes	(4.0)%	(1.0)%	(12.0)%	(4.5)%	(0.5)%	(15.5)%
Currency-Neutral Bottle and Can Cost of Sales per Case[c]	**1.0 %**	**0.5 %**	**0.0 %**	**1.0 %**	**0.5 %**	**0.5 %**
Physical Case Bottle and Can Volume						
Change in Volume	3.5 %	0.5 %	12.0 %	2.5 %	0.5 %	9.0 %
Impact of Acquisitions	(1.0)%	0.0 %	(2.0)%	(1.0)%	(0.5)%	(2.0)%
Impact of Selling Day Shift	0.0 %	0.0 %	0.0 %	0.5 %	0.5 %	0.5 %
Comparable Bottle and Can Volume[d]	**2.5 %**	**0.5 %**	**10.0 %**	**2.0 %**	**0.5 %**	**7.5 %**
Fountain Gallon Volume						
Change in Volume	(0.5)%	(2.0)%	7.0 %	(4.0)%	(5.0)%	2.0 %
Impact of Acquisitions	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %
Impact of Selling Day Shift	0.0 %	0.0 %	0.0 %	0.5 %	0.5 %	0.5 %
Comparable Fountain Gallon Volume[d]	**(0.5)%**	**(2.0)%**	**7.0 %**	**(3.5)%**	**(4.5)%**	**2.5 %**

(a) The non-GAAP financial measure "Bottle and Can Net Pricing per Case" is provided to allow investors to more clearly evaluate bottle and can pricing trends in the marketplace. The measure excludes the impact of fountain gallon volume and other items that are not directly associated with bottle and can pricing in the retail environment. Our bottle and can sales accounted for 92 percent of our net revenue in the first nine months of 2003.

(b) The non-GAAP financial measure "Bottle and Can Cost of Sales per Case" is provided to allow investors to more clearly evaluate cost trends for bottle and can products. The measure excludes the impact of fountain ingredient costs as well as marketing credits and Jumpstart funding, and allows investors to gain an understanding of the change in bottle and can ingredient and packaging costs.

(c) The non-GAAP financial measures "Currency-Neutral Bottle and Can Net Pricing per Case" and "Currency-Neutral Bottle and Can Cost of Sales per Case" are provided to allow investors to separate the impact of currency exchange rate changes on our operations.

(d) "Comparable Volume" excludes the impact of acquisitions and changes in the number of selling days between periods. The measure allows investors to analyze the performance of our business on a constant territory basis. In 2003, one selling day shifts from the first quarter to the fourth quarter.

COCA-COLA ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited; In Millions Except Per Share Data)

	Third Quarter		
	2003	2002[a]	Change
Net Operating Revenues	$ 4,734	$ 4,328	9%
Cost of Sales	2,778	2,548	9%
Gross Profit	1,956	1,780	10%
Selling, Delivery, and Administrative Expenses	1,432	1,339	7%
Operating Income	524	441	19%
Interest Expense, Net	150	166	
Other Nonoperating (Expense) Income, Net	(2)	2	
Income Before Income Taxes	372	277	
Income Tax Expense	113	86	
Net Income	259	191	
Preferred Stock Dividends	-	1	
Net Income Applicable to Common Shareowners	$ 259	$ 190	
Basic Average Common Shares Outstanding	454	450	
Basic Net Income Per Share Applicable to Common Shareowners[b]	$ 0.57	$ 0.42	
Diluted Average Common Shares Outstanding	460	458	
Diluted Net Income Per Share Applicable to Common Shareowners[b]	$ 0.56	$ 0.42	
Additional Data:			
Depreciation	$ 247	$ 245	
Amortization	$ 22	$ 18	

(a) Amounts shown above reflect the January 1, 2003 adoption of EITF 02-16. To conform with the current year presentation, third-quarter 2002 results include the following reclassifications: 1) approximately $234 million of direct marketing support, previously included in net operating revenues, is reflected as a reduction to cost of sales; 2) approximately $28 million of Jumpstart funding, previously included as a reduction of SD&A expense, is reflected as a reduction to cost of sales; and 3) approximately $13 million of equipment service income, previously included as a reduction of SD&A expense, is reflected as an increase to net operating revenues.

(b) Per share data calculated prior to rounding to millions.

COCA-COLA ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited; In Millions Except Per Share Data)

	Nine Months		
	2003	**2002**[a]	**Change**
Net Operating Revenues	$ 13,018	$ 12,028	8%
Cost of Sales	7,616	7,081	8%
Gross Profit	5,402	4,947	9%
Selling, Delivery, and Administrative Expenses	4,172	3,834	9%
Operating Income	1,230	1,113	11%
Interest Expense, Net	446	495	
Other Nonoperating Income, Net	4	3	
Income Before Income Taxes	788	621	
Income Tax Expense	241	205	
Net Income	547	416	
Preferred Stock Dividends	2	2	
Net Income Applicable to Common Shareowners	$ 545	$ 414	
Basic Average Common Shares Outstanding	453	449	
Basic Net Income Per Share Applicable to Common Shareowners[b]	$ 1.20	$ 0.92	
Diluted Average Common Shares Outstanding	460	457	
Diluted Net Income Per Share Applicable to Common Shareowners[b]	$ 1.19	$ 0.91	
Additional Data:			
Depreciation	$ 756	$ 711	
Amortization	$ 66	$ 56	

(a) Amounts shown above reflect the January 1, 2003 adoption of EITF 02-16. To conform with the current year presentation, first nine-months 2002 results include the following reclassifications: 1) approximately $649 million of direct marketing support, previously included in net operating revenues, is reflected as a reduction to cost of sales; 2) approximately $64 million of Jumpstart funding, previously included as a reduction of SD&A expense, is reflected as a reduction to cost of sales; and 3) approximately $38 million of equipment service income, previously included as a reduction of SD&A expense, is reflected as an increase to net operating revenues.

(b) Per share data calculated prior to rounding to millions.

COCA-COLA ENTERPRISES INC.
PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS
(In Millions)

	September 26, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current		
Cash and cash investments	$ 172	$ 68
Trade accounts receivable, net	1,954	1,681
Inventories	817	719
Prepaid expenses and other current assets	355	376
Total Current Assets	3,298	2,844
Net Property, Plant, and Equipment	6,451	6,393
Goodwill, License Intangible Assets, Long-Term Customer Contracts and Other Noncurrent Assets, Net	15,442	15,138
	$ 25,191	$ 24,375
LIABILITIES AND SHAREOWNERS' EQUITY		
Current		
Accounts payable and accrued expenses	$ 2,813	$ 2,668
Current portion of long-term debt	1,184	787
Total Current Liabilities	3,997	3,455
Long-Term Debt, Less Current Maturities	10,696	11,236
Retirement and Insurance Programs and Other Long-Term Obligations	1,709	1,798
Long-Term Deferred Income Tax Liabilities	4,744	4,539
Shareowners' Equity	4,045	3,347
	$ 25,191	$ 24,375